MAJIC WHEELS CORP.
28 Rembrandt Street
Tel Aviv, Israel

February 20, 2008

By Fax and Edgar

Amanda McManus, Branch Chief- Legal
Division of Corporation Finance
Securities and Exchange Commission

Re: Majic Wheels Corp.
Registration Statement on Form S-1/A
File No. 333-147629
Filed February 20, 2008

Dear Mrs. McManus:

Thank you for advising us that the Commission has reviewed the above-referenced registration statement (the “Registration Statement”) of Majic Wheels Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to February 22, 2008 at 11:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at (718)360-5351.

Sincerely, /s/ Benjamin Resheff Benjamin Resheff Secretary and Director

cc:	Lauren Nguyen Division of Corporate Finance Steve Kronengold SRK Law Offices 011 972 8-936-6000